SANTARUS, INC.

10590 West Ocean Air Drive, Suite 200
San Diego, California 92130

2003 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

Any statements in this annual report about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," or "would." Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, statements about difficulties or delays in development, testing, obtaining regulatory approvals, manufacturing and marketing our products; the progress and timing of our clinical trials; unexpected adverse side effects or inadequate therapeutic efficacy of our products that could delay or prevent product development or commercialization, or that could result in product recalls or product liability claims; the scope and validity of patent protection for our products and our ability to commercialize our products without infringing the patent rights of others; competition from other pharmaceutical or biotechnology companies; our ability to establish and maintain a productive sales force; acceptance of our products by physicians and patients; our ability to obtain additional financing to support our operations; and other risks detailed in our filings with the Securities and Exchange Commission.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Except as specifically stated in this annual report, the financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" present our financial condition and results of operations only for the period ended December 31, 2003 and earlier, and have not been updated to reflect subsequent developments in our business. While the discussion in the section of this annual report entitled "Company Description" presents a brief description of our current business, you should refer to our filings with the Securities and Exchange Commission for our subsequent financial results and other business developments.

COMPANY DESCRIPTION

We are a specialty pharmaceutical company focused on acquiring, developing and commercializing proprietary products for the prevention and treatment of gastrointestinal diseases and disorders. The primary focus of our current efforts is the development and commercialization of next generation proton pump inhibitor, or PPI, products — the most frequently prescribed drugs for the treatment of many upper gastrointestinal, or GI, diseases and disorders. The PPI market, including five delayed-release PPI brands, had U.S. sales of $12.9 billion in 2003, with total U.S. prescriptions for PPIs growing 10% from 86.3 million in 2002 to 95.2 million in 2003, according to IMS Health, an independent pharmaceutical market research firm.

In June 2004, we received approval from the U.S. Food and Drug Administration, or FDA, of our first new drug application, or NDA, for Rapinex® (omeprazole) powder for oral suspension 20mg for the treatment of heartburn and other symptoms associated with gastroesophageal reflux disease, or GERD, treatment and maintenance of healing of erosive esophagitis, and treatment of duodenal ulcers. We submitted a second NDA in February 2004 for the 40mg dose of this product. This NDA is under review by the FDA and seeks approval for the treatment of gastric ulcers and the prevention of upper GI bleeding in critically ill patients. No PPI is currently approved for the prevention of upper GI bleeding in critically ill patients. We anticipate the FDA will complete its review or otherwise respond to this NDA on or about December 26, 2004 pursuant to the FDA's policies adopted under the Prescription Drug User Fee Act, or PDUFA.

We plan to begin marketing Rapinex powder for oral suspension 20mg in the U.S. during the fourth quarter of 2004 through a targeted sales force of approximately 230 sales representatives. As of June 24, 2004, we had 55 sales and marketing positions filled, including all of our sales and marketing senior management and regional sales directors and a majority of our planned district sales managers and account managers. Consistent with our plans, we are now recruiting sales force representatives.

Our commercial sales organization will target the highest PPI-prescribing physicians in the U.S. with a focus on approximately 10,000 gastroenterologists and the 28,000 highest-prescribing primary care physicians. Based on information from IMS Health and NDCHealth, we estimate that during 2003 this group collectively wrote prescriptions for more than 45% of the total U.S. PPI prescription market, which accounted for approximately $6.1 billion in sales. We believe this concentration of high-volume PPI prescribers will enable us to effectively promote our products with a relatively small and focused sales and marketing organization.

Products

Our approved product and our products under development are proprietary immediate-release formulations of the PPI omeprazole in powder for oral suspension, capsule and chewable tablet formulations. These products are intended to treat or prevent a variety of upper GI diseases and disorders, including heartburn and other symptoms associated with GERD, erosive esophagitis, upper GI bleeding and peptic ulcer diseases. PPIs enjoy widespread use due to their potent acid suppression, demonstrated safety and once-a-day dosing. However, all currently marketed PPIs are available for oral use only in delayed-release, enteric-coated formulations. While the enteric coating protects the PPI from acid degradation, it also delays absorption until the PPI reaches the less acidic small intestine. We believe that our products will enable rapid reduction in gastric acidity, while maintaining a therapeutic effect and duration similar to delayed-release PPIs, and so will be desirable to physicians and patients.

Our first product, Rapinex powder for oral suspension 20mg, is approved for the treatment of heartburn and other symptoms associated with GERD, treatment and maintenance of healing of erosive esophagitis and treatment of duodenal ulcers. According to the American Gastroenterological Association, an estimated 25 million Americans suffer from GERD. We also believe this product may be particularly desirable for hospitalized patients, children and the elderly who may prefer or require a liquid formulation. In addition to the indications already approved by the FDA for adult use, we plan to initiate clinical trials evaluating the product in pediatric populations in 2005.

Our second NDA, for the 40mg dose of this product, seeks approval for the prevention of upper GI bleeding in critically ill patients and the treatment of gastric ulcers. This NDA includes data from our pivotal Phase III clinical trial with 359 critically ill patients at approximately 50 clinical sites that evaluated our 40mg dose product and a comparator product for the prevention of upper GI bleeding. Critically ill patients who have experienced trauma are generally at higher risk for developing significant bleeding from ulcers or erosions, and many physicians choose to prophylactically treat these patients with an acid reducing medication.

We are also developing immediate-release omeprazole products in capsule and chewable tablet formulations. We believe these products will provide many of the same clinical advantages as our powder for oral suspension product, with the convenience of a capsule or chewable tablet. We are currently developing formulations of these products for evaluation in pivotal pharmacokinetic/pharmacodynamic, or PK/PD, clinical trials that we plan to initiate during the second half of 2004. We intend to pursue initial indications for the treatment of heartburn and other symptoms associated with GERD, treatment and maintenance of healing of erosive esophagitis and treatment of duodenal and gastric ulcers. If the pivotal PK/PD clinical trials are successful, we believe that we can submit NDAs seeking approval for our capsule and chewable tablet products for these indications without the need to conduct additional clinical trials.

The following table summarizes certain information regarding our approved product and our products under development:

Products	Dose	Indications	Status
Approved			
Rapinex (omeprazole) Powder for Oral Suspension	20mg	Heartburn/GERD, Erosive Esophagitis, Duodenal Ulcers	NDA approved in June 2004; product launch planned for fourth quarter of 2004
Under Development			
Rapinex (omeprazole) Powder for Oral Suspension	40mg	Prevention of Upper GI Bleeding in Critically Ill Patients, Gastric Ulcers	NDA submitted in February 2004, with a PDUFA date of December 26, 2004
Rapinex (omeprazole) Capsules	20mg/40mg	Heartburn/GERD, Erosive Esophagitis, Duodenal Ulcers, Gastric Ulcers	Pivotal PK/PD clinical trials planned to start in second half of 2004
Rapinex (omeprazole) Chewable Tablets	20mg/40mg	Heartburn/GERD, Erosive Esophagitis, Duodenal Ulcers, Gastric Ulcers	Pivotal PK/PD clinical trials planned to start in second half of 2004

We have licensed from the University of Missouri exclusive, worldwide rights to patents and patent applications covering specific formulations of immediate-release PPIs and antacids for treating upper GI diseases and disorders. The initial issued U.S. patents on which our products are based expire in July 2016.

Our management team has substantial experience in product development, manufacturing, clinical development, regulatory affairs and sales and marketing through their participation at other companies in the successful development and commercialization of GI products such as Prilosec®, Prevacid®, Tagamet®, Remicade®, Carafate® and Pentasa®. We believe this experience may help us to successfully build our business, especially our commercial organization.

TAP Pharmaceutical Products Agreement

In June 2002, we entered into a strategic sublicense agreement with TAP Pharmaceutical Products Inc., or TAP, in which we granted TAP the North American rights to develop, manufacture and sell products resulting from the use of our immediate-release PPI technology with lansoprazole, TAP's patented PPI sold under the brand name Prevacid®, and derivatives of lansoprazole. We received an upfront fee of $8.0 million and are entitled to milestone payments which may exceed $100 million and to royalties on any future sales, subject to our obligations to the University of Missouri. In addition, TAP is responsible for all of its product development and commercialization expenses.

In 2003, sales of Prevacid in North America were approximately $4.0 billion, according to IMS Health. We believe that if TAP successfully develops and commercializes one or more new products based on our licensed patent rights, TAP's commercialization efforts will, in addition to providing revenue to us, help drive market acceptance of immediate-release PPI products.

TAP has developed certain formulations under the sublicense agreement and has provided us with reports on those efforts. We believe TAP has achieved the initial development milestone under the sublicense agreement based on these reports; however, TAP's position is that the milestone has not yet been achieved. Therefore, in August 2003, we initiated an alternative dispute resolution proceeding against TAP under the terms of the sublicense agreement. In this proceeding, we have asserted that TAP owes us $10 million in connection with the achievement of the development milestone. The sublicense agreement requires that the proceeding be conducted as binding mediation and we anticipate a final determination by the mediator in 2004. We are in discussions with TAP and a potential neutral arbitrator to set a date for a formal hearing on the merits of this matter but cannot be sure when the hearing will take place, when we will receive a final decision from the arbitrator or whether the final decision will be favorable to us. We believe the implications of this mediation, assuming TAP continues its development efforts, principally relate to the timing of this payment. Even if we do not prevail, we would still be entitled to the milestone payment from TAP if and when TAP achieves the development milestone.

Strategy

Our business strategy is to develop and market proprietary pharmaceutical products for the prevention and treatment of GI diseases and disorders with new formulations, enhanced drug delivery systems or expanded indications that are based on currently marketed products or compounds that have clinically demonstrated safety and efficacy. We believe this business strategy will potentially reduce development and regulatory risks and enhance market acceptance of our products. In order to continue to execute our business strategy, we plan to:

- expand our commercial organization to include a sales force that promotes our products in the U.S. to the highest-prescribing specialists and primary care physicians treating GI diseases and disorders;

- partner with one or more pharmaceutical companies to further develop and promote our products in the U.S.;

- out-license development, distribution and marketing rights to one or more pharmaceutical companies outside the U.S.; and

- enhance our product portfolio through internal development, product and patent licensing and strategic acquisitions.

Employees

As of May 31, 2004, we had 97 employees. A total of 38 employees were engaged in research and development, eight of whom hold Ph.D., M.D., Pharm.D. or equivalent degrees, 43 were in sales, marketing and business development, and 16 were in administration and finance. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

Our corporate headquarters facility consists of approximately 24,000 square feet in San Diego, California. We lease our corporate headquarters facility pursuant to a lease agreement that expires in March 2008. To the extent that we are able to successfully launch our first product and continue to develop other products, we believe that we will need to lease additional office space.

Corporate Information

We were incorporated in California in December 1996 and reincorporated in Delaware in July 2002. Our principal executive offices are located at 10590 West Ocean Air Drive, Suite 200, San Diego, California 92130, and our telephone number is (858) 314-5700. Our web site address is *http://www.santarus.com.* The information contained in, or that can be accessed through, our web site is not part of this report. Unless the context indicates otherwise, as used in this report, the terms "Santarus," "we," "us" and "our" refer to Santarus, Inc., a Delaware corporation.

We have received U.S. and European Union, or EU, trademark registration for our corporate name, Santarus®. We have received U.S. trademark registration, and have applied for EU trademark registration, for the brand name, Rapinex®, and have applied for trademark registration for Zegerid™, as a potential substitute for Rapinex, and various other names. All other trademarks, service marks or trade names referred to in this annual report are the property of their respective owners. In connection with the review of our NDA for our Rapinex powder for oral suspension 20mg product, the FDA requested that we pursue a brand name other than Rapinex for that product. Although the FDA has approved our use of the name Zegerid for our powder for oral suspension 20mg product, we have requested that the FDA approve a variation of the Rapinex name.

Risks Affecting Us

Our business is subject to numerous risks as discussed more fully in our filings with the Securities and Exchange Commission. We have received regulatory approval for only one of our products and have not successfully launched, or earned commercial revenues from, any of our products. If we do not build our organization or successfully commercialize our products, we will be unable to achieve our business objectives. As of March 31, 2004, we had an accumulated deficit of approximately $67.0 million. We expect to continue to incur significant losses over the next several years, and we may never become profitable.

SELECTED FINANCIAL DATA

The selected statement of operations data for the years ended December 31, 1999 and 2000, and the selected balance sheet data as of December 31, 1999, 2000 and 2001, are derived from audited financial statements, which have been audited by Ernst & Young LLP, our independent auditors, for such years and as of such dates, which are not included in this annual report. The selected statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected balance sheet data as of December 31, 2002 and 2003, are derived from the audited financial statements for such years and as of such dates, which are included elsewhere in this annual report. You should read these selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this annual report. The pro forma share information included in the statement of operations data has been computed as described in Note 1 to the financial statements.

	Year Ended December 31,				
	1999	2000	2001	2002	2003
	(in thousands, except per share data)				
Statement of Operations Data:					
Sublicense revenue	$ —	$ —	$ —	$ 8,000	$ —
Costs and expenses:					
License fees	101	107	1,294	1,400	1,000
Research and development	1,355	2,027	5,672	15,398	13,176
Selling, general and administrative	723	1,391	3,241	6,034	6,548
Stock-based compensation	—	9	87	277	2,252
Total costs and expenses	2,179	3,534	10,294	23,109	22,976
Loss from operations	(2,179)	(3,534)	(10,294)	(15,109)	(22,976)
Interest and other income (expense), net	123	(3)	726	414	465
Net loss	(2,056)	(3,537)	(9,568)	(14,695)	(22,511)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	(2,940)
Beneficial conversion of short-term notes payable to related parties	—	(95)	(135)	—	—
Net loss attributable to common stockholders	$(2,056)	$(3,632)	$ (9,703)	$(14,695)	$(25,451)
Basic and diluted net loss per share	$ (2.67)	$ (3.62)	$ (7.08)	$ (9.13)	$ (13.71)
Weighted average shares outstanding to calculate basic and diluted net loss per share	769	1,002	1,371	1,610	1,857
Basic and diluted pro forma net loss per share (unaudited)					$ (1.30)
Weighted average shares outstanding to calculate basic and diluted pro forma net loss per share (unaudited)					17,335

	As of December 31,				
	1999	2000	2001	2002	2003
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$2,589	$ 228	$22,281	$11,804	$ 45,648
Working capital (deficit)	2,539	(1,053)	21,526	7,697	42,475
Total assets	3,124	849	24,332	14,207	48,188
Short-term notes payable to related parties	—	788	—	—	—
Long-term debt, less current portion	150	50	—	479	224
Redeemable convertible preferred stock	—	—	—	—	57,625
Total stockholders' equity (deficit)	2,711	(676)	23,288	9,074	(13,751)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with "Selected Financial Data" and the financial statements and related notes included elsewhere in this annual report. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth in our filings with the Securities and Exchange Commission.

Overview

We are a specialty pharmaceutical company focused on acquiring, developing and commercializing proprietary products for the prevention and treatment of gastrointestinal diseases and disorders. The primary focus of our current efforts is the development and commercialization of next generation proton pump inhibitor, or PPI, products — the most frequently prescribed drugs for the treatment of many upper gastrointestinal, or GI, diseases and disorders. We submitted our first new drug application, or NDA, in August 2003 for Rapinex powder-for-suspension 20mg and our second NDA in February 2004 for Rapinex powder-for-suspension 40mg, which are immediate-release formulations of omeprazole, a widely prescribed PPI currently available for oral use only in delayed-release formulations.

We were formed in December 1996 and commenced significant business activities in late 1998. From 1998 to 2000 we entered into various license agreements with universities and non-profit institutions for patented technology rights for the development of product candidates utilizing azathioprine or cytoprotective compounds in the treatment of lower and upper GI diseases. We evaluated these compounds in preclinical and clinical trials, as appropriate, and in 2001 shifted our focus to the immediate-release PPI technology that represents our current efforts. We have terminated our development programs regarding the azathioprine compound and, in 2002, we terminated the cytoprotective compound license agreements that we had entered into in prior years.

In January 2001, we entered into an exclusive, worldwide license agreement with the University of Missouri, under which we licensed rights to all of its patents and patent applications relating to specific formulations of immediate-release PPIs with antacids for treating upper GI diseases and disorders. This licensed technology forms the basis of our current three product candidates, Rapinex powder-for-suspension, Rapinex capsule and Rapinex chewable tablet, which are proprietary immediate-release formulations of omeprazole. The initial issued U.S. patents on which our Rapinex product candidates are based expire in July 2016.

In June 2002, under a strategic sublicense agreement, we granted TAP Pharmaceutical Products Inc., or TAP, the North American rights to develop, manufacture and sell products resulting from the use of our immediate-release PPI technology with lansoprazole, TAP's patented PPI marketed under the name Prevacid, and derivatives of lansoprazole. We received an upfront fee of $8.0 million and are entitled to milestone payments which may exceed $100 million and to royalties on any future sales. We paid 15% of the upfront fee to the University of Missouri and are also obligated to pay 15% of any milestone payments, as well as a portion of any royalty payments, we receive from TAP to the University of Missouri. TAP is responsible for all of its product development and commercialization expenses.

We are a development stage company and have incurred significant losses since our inception. We had an accumulated deficit of approximately $55.7 million as of December 31, 2003. These losses have resulted principally from costs incurred in connection with license fees, research and development activities, including costs of clinical trial activities associated with our current product candidates and general and administrative expenses.

We expect to continue to incur additional operating losses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we expand our commercial organization to include the development of our field sales force to promote our products, enhance our product portfolio through internal development, product and patent licensing and strategic acquisitions and grow our administrative support activities.

Revenues

We have not generated any revenues from product sales. Product revenue will depend on our ability to obtain regulatory approvals for and successfully commercialize our product candidates.

Under our strategic sublicense agreement with TAP entered into in June 2002, we received an upfront fee of $8.0 million, which was recognized as sublicense revenue in 2002.

In the event that our development efforts or the efforts of our current and future licensees result in regulatory approval and successful commercialization of product candidates, we will generate revenue from direct sales of our products and/or from the receipt of license fees and royalties paid on the sales of any products based upon our licensed technology.

Costs and Expenses

License Fees. License fee expenses consist of upfront payments, common stock issuances and annual license maintenance fees under our technology license agreements and payments made to a licensor in connection with our receipt of sublicense fees. We have expensed amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain and the technology has no alternative future use when acquired. Future acquisitions of patents and technology licenses will be charged to expense or capitalized based upon our assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future use. Amounts capitalized would be amortized over the useful life of the technology using the straight-line method and reviewed annually or sooner, when indicators occur, for impairment.

Research and Development. Research and development expenses consist primarily of costs associated with preclinical testing and clinical trials of our product candidates, including the costs of developing and manufacturing our product candidates, compensation and other expenses related to research and development personnel and facilities expenses.

Our research and development activities are primarily focused on the development of our Rapinex family of products — Rapinex powder-for-suspension, Rapinex capsule and Rapinex chewable tablet. We completed a pivotal pharmacokinetic/pharmacodynamic, or PK/PD, clinical trial for our Rapinex powder-for-suspension 20mg product candidate and submitted our first NDA to the FDA in August 2003. We have also completed a pivotal PK/PD clinical trial, as well as a pivotal Phase III clinical trial, for Rapinex powder-for-suspension 40mg and submitted our second NDA to the FDA in February 2004. We plan to initiate pivotal PK/PD clinical trials for our Rapinex capsule and Rapinex chewable tablet product candidates in 2004. From the time that we entered into our license agreement with the University of Missouri in January 2001 through December 31, 2003, our costs associated with the research and development of the Rapinex product candidates have represented over 90% of our research and development expenses for all program areas. In addition, during 2003, costs associated with the research and development of the Rapinex product candidates represented over 98% of our research and development expenses for all program areas, reflecting an even greater focus on these candidates.

We are unable to estimate with any certainty the costs we will incur in the continued development of our Rapinex product candidates for commercialization. However, we expect our research and development costs to increase if we are able to advance our existing and new product candidates into later stages of clinical development.

Clinical development timelines, likelihood of success and total costs vary widely. Although we are currently focused primarily on advancing Rapinex powder-for-suspension, we anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate.

Product candidate completion dates and completion costs vary significantly for each product candidate and are difficult to estimate. The lengthy process of seeking regulatory approvals, and the subsequent compliance with applicable regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. Although we submitted our first NDA for Rapinex powder-for-suspension in a 20mg dose in August 2003 and our second NDA for Rapinex powder-for-suspension in a 40mg dose in February 2004, we cannot be certain when or if any net cash inflow from Rapinex powder-for-suspension or any of our other development projects will commence.

Selling, General and Administrative. Selling, general and administrative expenses consist primarily of compensation and other expenses related to our corporate administrative employees, legal fees and other professional services expenses.

Stock-Based Compensation. Stock-based compensation represents the amortization of deferred compensation resulting from the difference between the exercise price and the deemed fair value, as estimated by us for financial reporting purposes, of our common stock on the date stock options were granted to employees and the fair value of stock awards to non-employees.

Interest and Other Income (Expense), Net

Interest and other income (expense), net consists primarily of interest income earned on our cash, cash equivalents, and short-term investments and interest expense associated with our short-term notes payable to related parties and long-term debt. The short-term notes were paid in full in February 2001.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our financial statements included in this annual report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Our revenue recognition policies are in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, or SAB No. 101, *Revenue Recognition in Financial Statements*, which provides guidance on revenue recognition in financial statements, and is based on the interpretations and practices developed by the Securities and Exchange Commission. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on our management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause our management to determine that these criteria are not met for certain future transactions, revenue recognition for those transactions will be delayed and our revenues could be adversely affected.

We evaluate the criteria outlined in Emerging Issues Task Force Issue No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, in determining whether it is appropriate to record the gross amount of sublicense revenues and related costs or the net amount earned under the arrangement. We have recognized the gross amount of sublicense revenue and related costs as we have no future obligations pursuant to the arrangement, we are the primary obligor in the arrangement, we had latitude in establishing the amounts received under the arrangement and we were involved in the determination of the scope of technology sublicensed under the agreement.

Clinical Trial Expenses

Research and development expenditures are charged to operations as incurred. Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates accordingly on a prospective basis.

Stock-Based Compensation

In December 2002, SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123*, was issued. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation.* We adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting prescribed in APB No. 25 and, accordingly, do not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the estimated fair value of the stock at the date of grant. Deferred compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, over the vesting period of the related options.

We account for options issued to non-employees under SFAS No. 123 and EITF Issue 96-18, *Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services*. As such, the value of such options is periodically remeasured and income or expense is recognized during their vesting terms.

Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amounts, an adjustment to the deferred tax assets would increase our income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. We had $12.6 million as of December 31, 2002 and $21.7 million as of December 31, 2003 in gross deferred tax assets, which were fully offset by a valuation allowance.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management's judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and notes thereto included elsewhere in this annual report, which contain accounting policies and other disclosures required by GAAP.

Results of Operations

Comparison of Years Ended December 31, 2001, 2002 and 2003

Sublicense Revenue. Sublicense revenue was $8.0 million for 2002 and consisted of the upfront fee received pursuant to our strategic sublicense agreement with TAP. There were no sublicense revenues in 2001 and 2003.

License Fees. License fee expenses were $1.3 million for 2001, $1.4 million for 2002 and $1.0 million for 2003. License fee expenses in 2001 primarily consisted of the $1.0 million upfront payment we made under our license agreement with the University of Missouri entered into in January 2001 related to our immediate-release PPI technology. License fee expenses in 2002 primarily consisted of $1.2 million paid to the University of Missouri, which represented 15% of the upfront fee received pursuant to our strategic sublicense agreement with TAP, and license maintenance fees associated with our license agreement related to the azathioprine technology. We are not currently conducting any development activities related to the azathioprine technology. License fee expenses in 2003 consisted of our $1.0 million milestone fee paid to the University of Missouri upon the filing of our first NDA.

Research and Development. Research and development expenses were $5.7 million for 2001, $15.4 million for 2002 and $13.2 million for 2003. The $9.7 million increase in our research and development expenses from 2001 to 2002 was primarily attributable to the hiring of additional personnel and increased manufacturing and clinical trial activities associated with Rapinex powder-for-suspension and Rapinex chewable tablet, including a full year's operating costs associated with our pivotal Phase III clinical trial evaluating Rapinex powder-for-suspension 40mg for the prevention of upper GI bleeding in critically ill patients. This increase in costs associated with our current product candidates, Rapinex powder-for-suspension and Rapinex chewable tablet, was offset in part by decreased clinical trial and development costs associated with the azathioprine technology. The $2.2 million decrease in our research and development expenses from 2002 to 2003 was primarily attributable to decreased clinical costs associated with the timing of initiation and completion of various clinical trials for our Rapinex product candidates. In addition to the costs associated with our pivotal Phase III clinical trial, costs associated with two pivotal PK/PD clinical trials of our Rapinex powder-for-suspension product candidates were included in 2002. In 2003, we did not conduct pivotal PK/PD clinical trials and we completed our pivotal Phase III clinical trial in June 2003. These decreases in clinical costs were offset in part by spending associated with our clinical trial to evaluate the safety of Rapinex powder-for-suspension 40mg which was initiated in October 2003, and increased manufacturing and formulation development costs associated with our Rapinex capsule and Rapinex chewable tablet product candidates.

Expenses related to clinical trials pursuant to contracts with research institutions and clinical research organizations represented 21% of our total research and development expenses in 2001, 46% of our total research and development expenses in 2002 and 31% of our research and development expenses in 2003. Accrued clinical trial expenses are based on estimates of the work completed under the contracts, milestones achieved and level of patient enrollment. Actual services performed, number of patients enrolled and the rate of patient enrollment may vary from our estimates, resulting in adjustments to clinical trial expenses in future periods. In the past, we have not experienced any material deviations between accrued clinical trial expenses and actual clinical trial expenses, and management does not anticipate material deviations in the future.

Selling, General and Administrative. Selling, general and administrative expenses were $3.2 million for 2001, $6.0 million for 2002 and $6.5 million for 2003. The $2.8 million increase in our selling, general and administrative expenses from 2001 to 2002 was primarily attributable to the hiring of additional personnel, increased legal fees associated with pursuing and maintaining patent protection for our product candidates and other corporate matters, and other professional services expenses to support the hiring of personnel. The $514,000 increase in our selling, general and administrative expenses from 2002 to 2003 was primarily attributable to the hiring of additional personnel throughout 2002, resulting in partial year expenditures in 2002 and full year expenditures in 2003 for such personnel. This increase was offset in part by decreased consulting fees as certain of our administrative support activities were assumed by in-house personnel.

Stock-Based Compensation. We recorded non-cash compensation charges of $87,000 in 2001, $277,000 in 2002 and $2.3 million in 2003. The compensation charges in 2001 and 2002 represent the fair value of stock awards to non-employees and related to selling, general and administrative personnel. In connection with the grant of stock options to employees, we recorded deferred compensation of $10.5 million in 2003. We recorded this amount as a component of stockholders' equity and will amortize the amount as a charge to operations over the vesting period of the options. The compensation charges in 2003 related to research and development personnel in the amount of $488,000 and selling, general and administrative personnel in the amount of $1.8 million.

Interest and Other Income (Expense), Net. Interest and other income, net was $726,000 in 2001, $414,000 in 2002 and $465,000 in 2003. The $312,000 decrease from 2001 to 2002 was primarily attributable to a decrease in our interest income resulting from lower average cash balances and lower interest rates. The $51,000 increase in interest and other income, net from 2002 to 2003 was primarily attributable to an increase in our interest income resulting from higher cash balances from our financing activities in 2003.

Income Taxes. We have incurred net operating losses since inception and, consequently, have not recorded any federal or state income tax benefit. Our deferred tax assets primarily consist of net operating loss carryforwards and research and development tax credits. We have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As of December 31, 2003, we had federal and state tax net operating loss carryforwards of approximately $45.0 million and $21.9 million, respectively. These federal and state tax loss carryforwards are available to reduce future taxable income. If not utilized, the net operating loss carryforwards will begin expiring in 2012 for federal purposes and 2007 for state purposes. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

Liquidity and Capital Resources

We have financed our operations primarily from private placements of our equity securities, and as of December 31, 2003, we had received total consideration of approximately $94.0 million for such securities.

As of December 31, 2003, cash, cash equivalents and short-term investments were $45.6 million, compared to $11.8 million as of December 31, 2002, an increase of $33.8 million. This increase resulted primarily from the proceeds from the issuance of our Series D redeemable convertible preferred stock, offset in part by our net loss.

Net cash used in operating activities was $9.6 million for 2001, $10.9 million for 2002 and $20.9 million for 2003. The primary use of cash was to fund our net losses for these periods, adjusted for non-cash expenses, including $267,000 for 2001, $251,000 for 2002 and $312,000 for 2003 in depreciation and amortization, $87,000 for 2001, $277,000 for 2002 and $2.3 million for 2003 in stock-based compensation, and changes in operating assets and liabilities.

Net cash (used in) provided by investing activities was $(10.2) million for 2001, $1.9 million for 2002 and $(25.4) million for 2003. These activities primarily consisted of purchases, offset by sales and maturities of short-term investments and purchases of property and equipment.

Net cash provided by financing activities was $32.2 million for 2001, $860,000 for 2002 and $54.8 million for 2003. These activities consisted primarily of the private sales of preferred stock and proceeds from our short-term notes payable in 2001 and our equipment notes payable in 2002, which were offset in part by ongoing repayment of these notes payable. The principal balance of our equipment notes payable was $479,000 with an annual interest rate of 9.23% at December 31, 2003.

We expect our cash requirements to increase significantly in the foreseeable future as we continue to sponsor clinical trials for, seek regulatory approvals of, and develop, manufacture and market our current product candidates. As we expand our commercial organization to include the development of our field sales force, expand our research and development efforts and pursue additional product opportunities, we anticipate significant cash requirements for hiring of personnel, capital expenditures and investment in additional internal systems and infrastructure.

In preparation for the potential launch of our first product candidate, we entered into a commercial supply agreement with Patheon in December 2003 which, among other things, obligates us to fund up to approximately $1.9 million in manufacturing equipment for Patheon. We believe we will expend these amounts in 2004. Patheon is obligated to reimburse us for this amount in the event that we purchase a specified aggregate number of units.

The following summarizes our long-term contractual obligations as of December 31, 2003:

Contractual Obligations	Total	Less than One Year	One to Three Years	Four to Five Years	Thereafter
		Payments Due by Period (in thousands)			
Operating leases	$3,399	$ 756	$2,432	$211	$ —
Equipment financing	479	255	224	—	—
Sponsored research agreements	413	150	263	—	—
Total	$4,291	$1,161	$2,919	$211	$ —

The amount and timing of cash requirements will depend on regulatory and market acceptance of our product candidates, if any, and the resources we devote to researching, developing, formulating, manufacturing, commercializing and supporting our product candidates, and our ability to enter into third-party collaborations.

We believe that our current cash, cash equivalents and short-term investments, together the proceeds from our initial public offering, will be sufficient to fund our operations for at least the next 12 months. Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities. In addition, we may receive revenue from our sublicense agreement with TAP. We may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and marketable securities resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or delay the launch of our product candidates. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

As of December 31, 2001, 2002 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the value of the investment to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of December 31, 2003, we did not have any holdings of derivative financial or commodity instruments, or any foreign currency denominated transactions, and all of our cash and cash equivalents were in money market funds and other highly liquid investments.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires that costs associated with exit or disposal activities be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial statements.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, or FIN No. 45. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN No. 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued before December 31, 2002. We adopted FIN No. 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on our financial statements.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,* or FIN No. 46. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. We do not believe we have entered into any variable interest entity arrangements during 2002 and 2003. The adoption of FIN No. 46 did not have a material impact on our financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements and did not require us to reclassify our Series D redeemable convertible preferred stock to a liability as the shares are contingently redeemable. We would be required to reclassify our Series D redeemable convertible preferred stock to a liability once the redemption provisions become certain of occurrence.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Santarus, Inc.

We have audited the accompanying balance sheets of Santarus, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003, and for the period from December 6, 1996 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santarus, Inc. (a development stage company) at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and for the period from December 6, 1996 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

San Diego, California
January 23, 2004
except for Note 14, as to
which the date is March 30, 2004

SANTARUS, INC.
(a development stage company)

BALANCE SHEETS

ASSETS

	December 31, 2002	December 31, 2003	Pro Forma Redeemable Convertible Preferred Stock and Stockholders' Equity at December 31, 2003 (unaudited)
Current assets:			
Cash and cash equivalents	$ 4,480,308	$ 13,063,211	
Short-term investments	7,323,558	32,585,088	
Other current assets	546,647	916,445	
Total current assets	12,350,513	46,564,744	
Long-term restricted cash	950,000	950,000	
Property and equipment, net	843,693	616,076	
Other assets	63,001	57,334	
Total assets	$ 14,207,207	$ 48,188,154	
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Accounts payable and accrued liabilities	$ 4,420,627	$ 3,834,257	
Current portion of long-term debt	232,936	255,274	
Total current liabilities	4,653,563	4,089,531	
Long-term debt, less current portion	479,273	223,999	
Series D redeemable convertible preferred stock, $.0001 par value; 43,900,000 shares authorized, issued and outstanding at December 31, 2003; liquidation preference of $58,007,177 at December 31, 2003; no shares issued and outstanding pro forma (unaudited)	—	57,625,278	$ —
Stockholders' equity (deficit):			
Series A convertible preferred stock, $.0001 par value; 620,000 shares authorized, issued, and outstanding at December 31, 2002 and 2003; liquidation preference of $62,000 at December 31, 2002 and 2003; no shares issued and outstanding pro forma (unaudited)	62	62	—
Series B convertible preferred stock, $.0001 par value at December 31, 2002 and 2003; 5,276,000 shares authorized, issued and outstanding at December 31, 2002 and 2003; liquidation preference of $5,276,000 at December 31, 2002 and 2003; no shares issued and outstanding pro forma (unaudited)	528	528	—
Series C convertible preferred stock, $.0001 par value at December 31, 2002 and 2003; 13,845,648 shares authorized, 13,701,208 shares issued and outstanding at December 31, 2002 and 2003; liquidation preference of $33,293,935 at December 31, 2002 and 2003; no shares issued and outstanding pro forma (unaudited)	1,370	1,370	—
Common stock, $.0001 par value; 30,000,000 and 104,000,000 shares authorized at December 31, 2002 and 2003, respectively, 1,981,949 and 2,398,440 shares issued and outstanding at December 31, 2002 and 2003, respectively; 22,139,199 shares issued and outstanding pro forma (unaudited)	198	240	2,214
Additional paid-in capital	39,298,778	50,568,886	108,194,150
Stockholder receivable	(25,000)	—	—
Deferred compensation	—	(8,646,845)	(8,646,845)
Accumulated other comprehensive income (loss)	9,016	(13,114)	(13,114)
Deficit accumulated during the development stage	(30,210,581)	(55,661,781)	(55,661,781)
Total stockholders' equity (deficit)	9,074,371	(13,750,654)	$ 43,874,624
Total liabilities and stockholders' equity (deficit)	$ 14,207,207	$ 48,188,154	

See accompanying notes.

SANTARUS, INC.
(a development stage company)

STATEMENTS OF OPERATIONS

	Years Ended December 31,			Period from December 6, 1996 (inception) to December 31, 2003
	2001	2002	2003	2003
Sublicense revenue	$ —	$ 8,000,000	$ —	$ 8,000,000
Costs and expenses:				
License fees	1,293,990	1,400,000	1,000,000	3,901,750
Research and development	5,672,044	15,397,706	13,175,952	37,628,472
Selling, general and administrative	3,240,221	6,033,741	6,548,123	18,059,514
Stock-based compensation	87,427	277,121	2,252,268	2,625,601
Total costs and expenses	10,293,682	23,108,568	22,976,343	62,215,337
Loss from operations	(10,293,682)	(15,108,568)	(22,976,343)	(54,215,337)
Interest and other income, net	725,928	413,746	465,306	1,724,674
Net loss	(9,567,754)	(14,694,822)	(22,511,037)	(52,490,663)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(2,940,163)	(2,940,163)
Beneficial conversion of short-term notes payable to related parties	(135,297)	—	—	(230,955)
Net loss attributable to common stockholders	$ (9,703,051)	$(14,694,822)	$(25,451,200)	$(55,661,781)
Basic and diluted net loss per share	$ (7.08)	$ (9.13)	$ (13.71)	
Weighted average shares outstanding to calculate basic and diluted net loss per share	1,370,706	1,610,230	1,856,879	
Basic and diluted pro forma net loss per share (unaudited)			$ (1.30)	
Weighted average shares outstanding to calculate basic and diluted pro forma net loss per share (unaudited)			17,335,057	
The composition of stock-based compensation is as follows:				
Research and development	$ —	$ —	$ 487,936	$ 487,936
Selling, general and administrative	87,427	277,121	1,764,332	2,137,665
	$ 87,427	$ 277,121	$ 2,252,268	$ 2,625,601

See accompanying notes.

SANTARUS, INC.
(a development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the period from December 6, 1996 (inception) to December 31, 2003

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Stockholder Receivables	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount						
Spin-off of Santarus, Inc. from Prometheus Laboratories for patent/license rights on December 6, 1996:										
Issuance of common stock at $.0035 per share	—	$ —	193,992	$ 194	$ 485	$ —	$ —	$ —	$ —	$ 679
Issuance of Series A preferred stock at $.01 per share	620,000	620	—	—	5,580	—	—	—	—	6,200
Net loss	—	—	—	—	—	—	—	—	(1,269)	(1,269)
Balance at December 31, 1996	620,000	620	193,992	194	6,065	—	—	—	(1,269)	5,610
Net loss	—	—	—	—	—	—	—	—	(6,016)	(6,016)
Balance at December 31, 1997	620,000	620	193,992	194	6,065	—	—	—	(7,285)	(406)
Issuance of common stock at $.035 per share for services	—	—	119,997	120	4,080	—	—	—	—	4,200
Issuance of common stock at $.035 per share for technology license agreement	—	—	514,285	514	17,486	—	—	—	—	18,000
Conversion of advances from related party into Series B preferred stock at $.40 per share	580,000	580	—	—	231,420	—	—	—	—	232,000
Issuance of Series B preferred stock at $1.00 per share for receivables, net of financing costs of $63,248	4,696,000	4,696	—	—	4,628,056	(4,696,000)	—	—	—	(63,248)
Net loss	—	—	—	—	—	—	—	—	(116,655)	(116,655)
Balance at December 31, 1998	5,896,000	5,896	828,274	828	4,887,107	(4,696,000)	—	—	(123,940)	73,891
Collection of stockholder receivables	—	—	—	—	—	4,696,000	—	—	—	4,696,000
Issuance of common stock at $.175 per share for stockholder note	—	—	142,855	143	24,857	(25,000)	—	—	—	—
Issuance of common stock for cash upon exercise of options	—	—	2,857	3	497	—	—	—	—	500
Compensation related to non-employee stock options	—	—	—	—	131	—	—	—	—	131
Series B preferred stock issuance costs	—	—	—	—	(3,360)	—	—	—	—	(3,360)
Net loss	—	—	—	—	—	—	—	—	(2,056,428)	(2,056,428)
Balance at December 31, 1999	5,896,000	5,896	973,986	974	4,909,232	(25,000)	—	—	(2,180,368)	2,710,734

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Stockholder Receivables	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount						
Balance at December 31, 1999	5,896,000	5,896	973,986	974	4,909,232	(25,000)	—	—	(2,180,368)	2,710,734
Issuance of common stock at $.175 per share for technology license agreements	—	—	257,140	257	44,743	—	—	—	—	45,000
Discount on notes payable related to grant of warrants	—	—	—	—	95,658	—	—	—	—	95,658
Issuance of common stock for cash upon exercise of options	—	—	1,213	1	211	—	—	—	—	212
Beneficial conversion of short-term notes payable to related parties	—	—	—	—	95,658	—	—	—	(95,658)	—
Compensation related to non-employee stock options	—	—	—	—	8,654	—	—	—	—	8,654
Net loss	—	—	—	—	—	—	—	—	(3,536,682)	(3,536,682)
Balance at December 31, 2000	5,896,000	5,896	1,232,339	1,232	5,154,156	(25,000)	—	—	(5,812,708)	(676,424)
Conversion of notes payable into Series C preferred stock at $2.43 per share	643,586	643	—	—	1,563,270	—	—	—	—	1,563,913
Issuance of Series C preferred stock at $2.43 per share for cash, net of issuance costs of $113,318	13,034,166	13,035	—	—	31,546,671	—	—	—	—	31,559,706
Issuance of Series C preferred stock at $2.43 per share for cash upon exercise of warrants	23,456	23	—	—	56,975	—	—	—	—	56,998
Issuance of common stock at $.175 per share for technology license agreement	—	—	164,284	164	28,586	—	—	—	—	28,750
Discount on notes payable related to grant of warrants	—	—	—	—	135,297	—	—	—	—	135,297
Issuance of common stock for cash upon exercise of options net of 868 unvested shares repurchased	—	—	259,897	260	52,726	—	—	—	—	52,986
Beneficial conversion of short-term notes payable to related parties	—	—	—	—	135,297	—	—	—	(135,297)	—
Compensation related to non-employee stock options	—	—	—	—	87,427	—	—	—	—	87,427
Net loss	—	—	—	—	—	—	—	—	(9,567,754)	(9,567,754)
Unrealized gain on investments	—	—	—	—	—	—	—	46,858	—	46,858
Comprehensive loss	—	—	—	—	—	—	—	—	—	(9,520,896)
Balance at December 31, 2001	19,597,208	19,597	1,656,520	1,656	38,760,405	(25,000)	—	46,858	(15,515,759)	23,287,757

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Stockholder Receivables	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount						
Balance at December 31, 2001	19,597,208	19,597	1,656,520	1,656	38,760,405	(25,000)	—	46,858	(15,515,759)	23,287,757
Issuance of common stock for stockholder note upon exercise of options	—	—	108,571	109	93,891	(94,000)	—	—	—	—
Forgiveness of stockholder note	—	—	—	—	—	94,000	—	—	—	94,000
Issuance of common stock for cash upon exercise of options net of 2,065 unvested shares repurchased	—	—	216,858	217	147,940	—	—	—	—	148,157
Change in par value of preferred and common stock from $.001 to $.0001	—	(17,637)	—	(1,784)	19,421	—	—	—	—	—
Compensation related to non-employee stock options	—	—	—	—	277,121	—	—	—	—	277,121
Net loss	—	—	—	—	—	—	—	—	(14,694,822)	(14,694,822)
Unrealized loss on investments	—	—	—	—	—	—	—	(37,842)	—	(37,842)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(14,732,664)
Balance at December 31, 2002	19,597,208	1,960	1,981,949	198	39,298,778	(25,000)	—	9,016	(30,210,581)	9,074,371
Issuance of common stock for cash upon exercise of options	—	—	416,491	42	370,995	—	—	—	—	371,037
Forgiveness of stockholder note	—	—	—	—	—	25,000	—	—	—	25,000
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(2,940,163)	(2,940,163)
Deferred compensation related to issuance of stock options to employees	—	—	—	—	10,512,825	—	(10,512,825)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	1,865,980	—	—	1,865,980
Compensation related to non-employee stock options	—	—	—	—	386,288	—	—	—	—	386,288
Net loss	—	—	—	—	—	—	—	—	(22,511,037)	(22,511,037)
Unrealized loss on investments	—	—	—	—	—	—	—	(22,130)	—	(22,130)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(22,533,167)
Balance at December 31, 2003	19,597,208	$ 1,960	2,398,440	$ 240	$50,568,886	$ —	$(8,646,845)	$(13,114)	$(55,661,781)	$(13,750,654)

See accompanying notes.

SANTARUS, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2001	2002	2003	Period from December 6, 1996 (Inception) to December 31, 2003
Operating activities				
Net loss	$ (9,567,754)	$(14,694,822)	$(22,511,037)	$(52,490,663)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	266,957	251,087	312,386	958,389
Stock-based compensation	87,427	277,121	2,252,268	2,625,601
Noncash interest expense for warrants issued	187,795	—	—	230,955
Issuance of common stock for services	—	—	—	4,200
Issuance of common stock for technology license agreements	28,750	—	—	91,750
Forgiveness of stockholder notes	—	94,000	25,000	119,000
Changes in operating assets and liabilities:				
Restricted cash	100,000	—	—	—
Other current assets	(195,186)	(257,409)	(369,798)	(916,445)
Long-term restricted cash	(900,000)	—	—	(950,000)
Other assets	(58,834)	15,006	5,667	(58,436)
Accounts payable and accrued liabilities	480,023	3,376,866	(586,371)	3,858,169
Net cash used in operating activities	(9,570,822)	(10,938,151)	(20,871,885)	(46,527,480)
Investing activities				
Purchase of short-term investments	(21,053,708)	(10,217,160)	(45,402,660)	(76,673,528)
Sales and maturities of short-term investments	11,506,326	12,450,000	20,119,000	44,075,326
License costs	—	—	—	(166,121)
Purchases of property and equipment	(642,813)	(361,220)	(84,769)	(1,400,363)
Net cash (used in) provided by investing activities	(10,190,195)	1,871,620	(25,368,429)	(34,164,686)
Financing activities				
Exercise of stock options	52,986	148,157	371,037	572,892
Issuance of Series C convertible preferred stock, net	31,616,704	—	—	31,616,704
Issuance of Series D redeemable convertible preferred stock, net	—	—	54,685,116	54,685,116
Collection of stockholder receivables, net	—	—	—	4,629,392
Advances received from stockholders	—	—	—	232,000
Proceeds from short-term notes payable to related parties	1,700,000	—	—	2,540,000
Payments on short-term notes payable to related parties	(1,000,000)	—	—	(1,000,000)
Proceeds from equipment notes payable	—	809,309	—	809,309
Payments on equipment notes payable	—	(97,100)	(232,936)	(330,036)
Proceeds from line-of-credit agreement	—	—	—	250,000
Payments on line-of-credit	(150,000)	—	—	(250,000)
Net cash provided by financing activities	32,219,690	860,366	54,823,217	93,755,377
Increase (decrease) in cash and cash equivalents	12,458,673	(8,206,165)	8,582,903	13,063,211
Cash and cash equivalents at beginning of the period	227,800	12,686,473	4,480,308	—
Cash and cash equivalents at end of the period	$ 12,686,473	$ 4,480,308	$ 13,063,211	$ 13,063,211
Supplemental disclosure of cash flow information:				
Interest paid	$ 9,041	$ 28,983	$ 55,964	$ 118,646
Supplemental schedule of noncash investing and financing activities:				
Issuance of stock in exchange for stockholder receivables	$ —	$ 94,000	$ —	$ 4,815,000
Conversion of debt to equity	$ 1,563,913	$ —	$ —	$ 1,795,913
Accretion to redemption value of redeemable convertible preferred stock	$ —	$ —	$ 2,940,163	$ 2,940,163
Beneficial conversion of short-term notes payable to related parties	$ 135,297	$ —	$ —	$ 230,955

See accompanying notes.

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization and Business

Santarus, Inc. ("Santarus" or the "Company") is a specialty pharmaceutical company focused on acquiring, developing and commercializing products for the prevention and treatment of gastrointestinal diseases and disorders.

Santarus was incorporated on December 6, 1996 as a California corporation and did not commence significant business activities until late 1998. The Company, previously named TBG Pharmaceuticals, Inc., was formed as a result of a spin-off from Prometheus Laboratories, Inc. On July 9, 2002, the Company reincorporated in the State of Delaware.

The Company's operations to date have been limited to organizing and staffing the Company, acquiring, developing and securing its technology and undertaking product development and clinical trials for a limited number of product candidates. As the Company has not begun principal operations of commercializing a product candidate, the financial statements have been presented as a development stage company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Stockholders' Equity Presentation

The unaudited pro forma redeemable convertible preferred stock and stockholders' equity at December 31, 2003 reflects the effect of the conversion of all shares of redeemable convertible preferred stock and convertible preferred stock into 19,740,759 shares of common stock as though the completion of the planned initial public offering occurred on December 31, 2003. Common shares issued in such initial public offering and any related net proceeds are excluded from such pro forma information.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a remaining maturity of less than three months when purchased.

Investments

The Company has classified its debt securities as available-for-sale and, accordingly, carries its short-term investments at fair value, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders' equity (deficit). The cost of debt securities is adjusted for amortization of premiums or accretion of discounts to maturity, and such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

Concentration of Credit Risk

The Company invests its excess cash in highly liquid debt instruments of financial institutions, government municipalities, and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities that are intended to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates and changes in the Company's operations and financial position. To date, the Company has not experienced any losses on its cash and cash equivalents and short-term investments.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortized over the estimated useful lives of the assets, ranging from three to five years or the term of the related lease using the straight-line method.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, cash equivalents, short-term investments and accounts payable and accrued liabilities are carried at cost which approximates fair value due to the relative short-term maturities of these instruments. Based on the borrowing rates currently available to the Company for debt with similar terms, management believes the fair value of the long-term debt approximates its carrying value.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. There have been no indicators of impairment through December 31, 2003.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* ("SAB No. 101"). SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

The Company evaluates the criteria outlined in Emerging Issues Task Force Issue ("EITF") No. 99-19, *Reporting Revenue Gross as a Principal Versus Net as an Agent*, in determining whether it is appropriate to record the gross amount of sublicense revenues and related costs or the net amount earned under the arrangement. The Company has recognized the gross amount of sublicense revenue and related costs as the Company has no future obligations pursuant to the arrangement, is the primary obligor in the arrangement, had latitude in establishing the amounts received under the arrangement and was involved in the determination of the scope of technology sublicensed under the agreement.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

License Fees and Research and Development Expenses

Research and development expenditures consist primarily of costs associated with preclinical testing and clinical trials of the Company's product candidates, including the costs of developing and manufacturing the Company's product candidates, compensation related to research and development personnel and facilities expenses. Clinical trial costs include fees paid to clinical research organizations, research institutions and other service providers, which conduct certain research activities on behalf of the Company.

Research and development expenditures are charged to expense as incurred. Expenses related to clinical trials are generally accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based on changes in the clinical trial protocol or scope of work to be performed, the Company modifies its estimates accordingly on a prospective basis.

The Company has expensed amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain and the technology has no alternative future use when acquired. Future acquisitions of patents and technology licenses will be charged to expense or capitalized based upon management's assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future use. Amounts capitalized would be amortized over the useful life of the technology using the straight-line method and reviewed annually for impairment. Annual license maintenance fees under cancellable agreements are capitalized and charged to expense over the corresponding twelve months. Quarterly sponsored research fees under cancellable agreements are charged to expense as paid.

Stock-Based Compensation

In December 2002, SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123* was issued. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"). In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*. The Company adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed in APB No. 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair value of the stock at the date of grant. Deferred compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans*, over the vesting period of the related options.

Had compensation cost for the Company's outstanding employee stock options been determined based on the fair value at the grant dates for those options consistent with SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have been changed to the following pro forma amounts:

	Years Ended December 31,		
	2001	2002	2003
Net loss attributable to common stockholders as reported	$(9,703,051)	$(14,694,822)	$(25,451,200)
Add: Stock-based employee compensation expense included in net loss	—	—	1,865,980
Deduct: Stock-based employee compensation expense determined under fair value method	(85,989)	(206,326)	(2,497,906)
Pro forma net loss attributable to common stockholders	$(9,789,040)	$(14,901,148)	$(26,083,126)
Basic and diluted net loss per share as reported	$ (7.08)	$ (9.13)	$ (13.71)
Basic and diluted pro forma net loss per share	$ (7.14)	$ (9.25)	$ (14.05)

SFAS No. 123 pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock-based employee compensation under the fair value method prescribed in SFAS No. 123. The fair value of the options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for 2001, 2002 and 2003: weighted average risk-free interest rates of 3.25%, 3.0% and 2.5%, respectively; a dividend yield of 0%; a volatility of 70%; and a weighted-average life of the option of 6.1, 6.5 and 6.7 years, respectively.

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. Stock option grants are expensed over their respective vesting periods.

The Company accounts for options issued to nonemployees under SFAS No. 123 and EITF Issue 96-18, *Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services*. As such, the value of such options is periodically remeasured and income or expense is recognized during their vesting terms.

Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income (Loss)*, requires that all components of comprehensive income (loss), including net income (loss), be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company has reported the total comprehensive loss in the statements of stockholders' equity.

Net Loss Per Share

The Company calculated net loss per share in accordance with SFAS No. 128, *Earnings Per Share*, and Staff Accounting Bulletin ("SAB") No. 98. Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted loss per share is computed by dividing the net loss by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

The pro forma shares used to compute basic and diluted net loss per share represents the weighted average common shares outstanding, reduced by the weighted average unvested common shares subject to repurchase, and including the assumed conversion of all outstanding shares of preferred stock into shares of common stock using the as-if converted method as of January 1, 2003 or the date of issuance, if later.

	Years Ended December 31,		
	2001	2002	2003
Historical:			
Numerator:			
Net loss	$(9,567,754)	$(14,694,822)	$(22,511,037)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(2,940,163)
Beneficial conversion of short-term notes payable to related parties	(135,297)	—	—
Net loss attributable to common stockholders	$(9,703,051)	$(14,694,822)	$(25,451,200)
Denominator:			
Weighted average common shares	1,595,003	1,919,460	2,023,077
Weighted average unvested common shares subject to repurchase	(224,297)	(309,230)	(166,198)
Denominator for basic and diluted net loss per share	1,370,706	1,610,230	1,856,879
Basic and diluted net loss per share	$ (7.08)	$ (9.13)	$ (13.71)
Pro forma:			
Pro forma net loss			$(22,511,037)
Basic and diluted pro forma net loss per share (unaudited)			$ (1.30)
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock (unaudited)			15,478,178
Weighted average shares outstanding to calculate basic and diluted pro forma net loss per share (unaudited)			17,335,057
Historical outstanding antidilutive securities not included in diluted net loss per share calculation:			
Redeemable convertible and convertible preferred stock	19,597,208	19,597,208	63,497,208
Common stock subject to repurchase	199,305	245,037	237,963
Options to purchase common stock	779,425	687,626	2,362,757
Stock warrants	144,440	145,866	167,057
	20,720,378	20,675,737	66,264,985

Segment Reporting

Management has determined that the Company operates in one business segment which is the development and commercialization of pharmaceutical products.

Income Taxes

In accordance with SFAS No. 109, *Accounting for Income Taxes*, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires that costs associated with exit or disposal activities be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued before December 31, 2002. The Company adopted FIN No. 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on the Company's financial statements.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN No. 46"). FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. The adoption of FIN No. 46 did not have a material impact on the Company's financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial statements and did not require the Company to reclassify its series D redeemable convertible preferred stock to a liability as the shares are contingently redeemable. The Company would be required to reclassify its series D redeemable convertible preferred stock to a liability once the redemption provisions become certain of occurrence.

2. Investments

The following is a summary of investments as of December 31, 2002 and 2003, which includes amounts classified as cash, cash equivalents, short-term investments and restricted cash. All investments held at December 31, 2002 and 2003 have contractual maturities within one year.

	Amortized Cost	Market Value	Unrealized Gain (Loss)
December 31, 2002			
U.S. government and state agencies	$ 4,500,000	$ 4,500,310	$ 310
Corporate debt securities	6,314,542	6,323,248	8,706
Money market funds	1,930,308	1,930,308	—
Total	$12,744,850	$12,753,866	$ 9,016
December 31, 2003			
U.S. government and state agencies	$30,128,767	$30,124,964	$ (3,803)
Corporate debt securities	12,669,436	12,660,125	(9,311)
Money market funds	3,813,210	3,813,210	—
Total	$46,611,413	$46,598,299	$(13,114)

There were no gross realized gains or losses on sales of available-for-sale securities for the years ended December 31, 2002 and 2003.

3. Property and Equipment

Property and equipment consist of the following:

	December 31, 2002	December 31, 2003
Computer equipment and software	$ 493,822	$ 574,798
Office equipment and furniture	577,498	577,612
Leasehold improvements	178,483	178,483
	1,249,803	1,330,893
Less accumulated depreciation and amortization	(406,110)	(714,817)
	$ 843,693	$ 616,076

4. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31, 2002	December 31, 2003
Accounts payable	$ 933,085	$ 968,205
Accrued compensation and benefits	1,066,916	1,367,509
Accrued research and development expenses	1,533,437	1,012,660
Accrued legal fees	688,178	197,888
Other accrued liabilities	199,011	287,995
	$4,420,627	$3,834,257

5. Technology License Agreements

In January 2001, the Company entered into a technology license agreement with The Curators of the University of Missouri ("Missouri"). Under the technology license agreement, Missouri granted the Company an exclusive, worldwide license to certain technologies and patent rights in exchange for a one-time licensing fee of $1,000,000, 164,284 shares of the Company's common stock, future development milestone payments, which may total up to $9,500,000 in the aggregate, including $5,000,000 upon approval in the U.S. of the Company's first product based on the licensed technology, and royalty payments on the net sales of any licensed product sold by the Company. The Company is also required to make milestone payments based on first-time achievement of significant sales thresholds, up to a maximum of $86,300,000. The license agreement is valid through the last to expire patent issued pursuant to the license agreement, or in countries in which there are no pending patent applications or existing patents, terminates on a country-by-country basis on the fifteenth anniversary of the Company's first commercial sale in such country. In 2003, the Company recorded, as license fees, a $1,000,000 milestone fee paid to Missouri upon the filing of the Company's first New Drug Application. The rights under the Missouri license are subject to early termination under specified circumstances. Management believes that it has currently met all of its obligations under the license agreement.

Under the Missouri technology license agreement, the Company entered into a five-year sponsored research agreement in August 2001. The Company supports the program by granting cash, which is being paid and expensed in twenty equal quarterly installments.

In June 2002, the Company entered into a sublicense agreement which grants TAP Pharmaceutical Products Inc. ("TAP") certain rights to the technologies the Company licenses from Missouri, in exchange for a fee of $8,000,000, milestone payments and royalties on any future sales, subject to conditions contained in the agreement. TAP is responsible for all of its product development and commercialization expenses. Under the terms of the agreement, TAP has the right to discontinue its development efforts and terminate the agreement without cause by giving 60 days prior written notice.

During 1998 through 2000, the Company entered into various technology license agreements in exchange for an aggregate 771,425 shares of common stock and future commitments for milestone payments, royalty payments and license maintenance fees. As of December 31, 2003, these agreements and related development efforts had either been suspended or terminated by the Company.

6. Short-Term Notes Payable to Related Parties

In October 2000, the Company entered into note and warrant purchase agreements whereby the Company agreed to sell and issue to certain board members and principal stockholders of the Company subordinated convertible notes in the aggregate principal amount of up to $3,000,000 and warrants to purchase preferred stock. In 2000 and 2001, the Company issued $840,000 and $1,700,000, respectively, of short-term unsecured subordinated convertible notes (bearing interest at 8%) and warrants to purchase 69,132 and 98,764 shares of preferred stock, respectively. The warrants are exercisable for a period of five years with an exercise price equivalent to $2.43 per share. The Company recorded the value of the warrants of approximately $231,000 as a discount to the notes and charged to interest expense approximately $188,000 in 2001. Additionally, after allocating the proceeds, the Company determined that there was a beneficial conversion feature for the short-term notes payable to related parties of approximately $135,000 for the year ended December 31, 2001, which was included in the statements of operations. The value of the warrants was determined using the Black-Scholes valuation method and was amortized over the life of the related short-term notes.

In February 2001, in conjunction with the Company's private placement of series C convertible preferred stock, the Company converted the $1,540,000 principal amount and associated accrued interest due under such subordinated convertible notes into 643,586 shares of series C convertible preferred stock. In addition, the remaining principal amount of $1,000,000 and associated accrued interest due under such subordinated convertible notes were paid in full in February 2001.

7. Long-Term Debt

In August 2002, the Company entered into a financing agreement, which provided up to $1,400,000 of net financing for furniture, equipment and tenant improvements through April 3, 2003. Borrowings under the loan schedule are payable over a thirty-six or forty-eight month period including principal and interest based on three- or four-year U.S. Treasury maturities (approximately 9.23% under the outstanding loan schedule). Principal payments due in 2004 through 2006 are approximately $255,000, $186,000 and $38,000, respectively. The credit agreement provides the lender with security interest in all equipment financed under the line and requires payment of a security deposit should the Company's cash balances fall below certain minimum levels. As of December 31, 2003, the Company is in compliance with the required minimum cash balance provisions.

8. Commitments

Facility Lease

In August 2001, the Company entered into an operating lease for its primary office facility, expiring in March 2008, with monthly rental payments commencing in October 2001. The annual rent is subject to annual increases of 3.5%. In conjunction with the operating lease, the Company established a letter of credit for $950,000 naming the landlord as beneficiary. The letter of credit is fully secured by restricted cash and has automatic extensions each year until May 2008. The letter of credit will be reduced to $700,000, $400,000, and $100,000 at March 31, 2006, 2007, and 2008, respectively, and the entire balance is excused if the Company has $40,000,000 in cash, cash equivalents and short-term investments on hand. In November 2001, the Company entered into an agreement to assign all of its rights and obligations under the lease on its former facility to a third party. At December 31, 2003, estimated annual future minimum rental payments under the Company's operating lease for the years ending December 31 are as follows:

2004	$ 756,000
2005	783,000
2006	810,000
2007	839,000
2008	211,000
Total minimum lease payments	$3,399,000

Rent expense was approximately $296,000, $749,000 and $803,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Commercial Supply Agreement

In December 2003, the Company entered into a commercial supply agreement, which among other things, obligates the Company to fund up to approximately $1,900,000 in manufacturing equipment for the supplier. The supplier is obligated to reimburse the Company for this amount in the event the Company purchases a specified aggregate number of units.

9. Series D Redeemable Convertible Preferred Stock

In April 2003, the Company issued 36,102,536 shares of series D redeemable convertible preferred stock ("series D preferred stock") at $1.2557 per share for net proceeds of approximately $44,900,000 after deducting issuance costs of approximately $420,000. In May and June 2003, the Company issued an additional 7,797,464 shares of series D preferred stock at $1.2557 per share for net proceeds of approximately $9,800,000 after deducting issuance costs of approximately $20,000. Dividends are payable at a rate of 8% of the stated price of $1.2557 per year whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2003, no dividends have been declared. In connection with the financing, the Company issued to its placement agent warrants to purchase 20,478 shares of its common stock. The warrants are exercisable for a period of five years with an exercise price of $4.395 per share. The fair value of the warrant was not material and accordingly, none of the proceeds was allocated to the warrant.

The series D preferred stock is convertible at the option of the holder into the number of shares of the Company's common stock that results from dividing the stated price of $1.2557 by the conversion price in effect at the time of conversion. The conversion price was initially set at $1.2557 subject to certain adjustments including adjustments for stock splits or specified dilutive issuances. Upon the effectuation of the 1-for-3.5 reverse stock split (see Note 14), the conversion price was adjusted to $4.395. The series D preferred stock will convert automatically upon the closing of a qualified public offering. A qualified public offering is defined as an underwritten public offering of the Company's common stock at a price of not less than $17.57 per share (subject to adjustment for stock splits), which results in the Company receiving gross proceeds of at least $50,000,000. The series D preferred stock may also be converted upon the vote of the holders of at least 50% of the series A, series B and series C preferred stock, voting together as a separate class, and at least 66⅔% of the series D preferred stock, voting as a separate class.

In all matters submitted to the vote of stockholders of the Company, the holder of each share of series D preferred stock shall have the right to one vote for each share of common stock into which such shares of preferred stock could be converted.

In the event of a liquidation, the holders of the series D preferred stock are entitled to receive, before any amount shall be paid to the holders of any other series of preferred stock or common stock, an amount per share equal to the stated price of the series D preferred stock plus 8% per year (not compounded) (provided that the effective dividend rate is subject to increase based on any increase in the fair market value of the series D preferred stock above the stated price as measured at the time of liquidation). After all preferential payments to the holders of all series of preferred stock, the holders of the series D preferred stock are also entitled to a pro rata distributive share of any remaining assets on an "as if fully converted" basis with the holders of the series B, series C and common stock until the holders of the series D preferred stock have received an aggregate amount per share equal to four times the stated price of the series D preferred stock.

The series D preferred stock is redeemable at any time after April 30, 2008 upon written notice of the holders of at least two-thirds of the outstanding shares of series D preferred stock. The redemption price of the series D preferred stock is equal to the stated price of the series D preferred stock plus 8% per year (not compounded). The Company is increasing the carrying amount of the series D preferred stock by periodic accretions, so that the carrying amounts will equal the minimum redemption values on the earliest redemption date. Increases in the carrying amounts of the series D preferred stock are recorded as increases in the Company's accumulated deficit. The Company has evaluated the provisions of SFAS No. 150 in accounting for and classifying its series D preferred stock. At December 31, 2003, the series D preferred stock is considered contingently redeemable as the redemption is not certain of occurrence. Upon the receipt of redemption notices, the Company would be required to reclassify the series D preferred stock as a liability on the balance sheet because the redemption would be considered certain to occur.

10. Stockholders' Equity

Authorized Shares

In December 1996, the Company was incorporated under the General Corporation Law of California. In connection with its private placement of series C convertible preferred stock ("series C") in February 2001, the Company amended its Articles of Incorporation to increase the total number of shares of stock authorized from 25,000,000 to 65,000,000 shares. In connection with its private placement of series D redeemable convertible preferred stock in April 2003 (see Note 9), the Company restated its Certificate of Incorporation to increase the total number of shares of stock authorized from 65,000,000 to 167,641,648 shares, designating 104,000,000 shares as common stock and 63,641,648 shares as preferred stock. Of the preferred stock, 620,000 are designated as series A preferred stock, 5,276,000 are designated as series B preferred stock, 13,845,648 are designated as series C preferred stock and 43,900,000 are designated as series D preferred stock. Effective in July 2002, the Company's stockholders approved the reincorporation of the Company in the State of Delaware. Concurrently with the reincorporation, the Company changed the par value of its common and preferred stock from $0.001 to $0.0001. The change in par value has been recorded as an adjustment to additional paid-in capital, preferred and common stock.

Common Stock

In December 1996, the Company issued 193,992 shares of its common stock to the stockholders of Prometheus Laboratories, Inc. at the fair value of $0.0035 per share for patent and license rights obtained in conjunction with the spin-off of the Company.

In November 1998, the Company issued 119,997 shares of common stock at the fair value of $0.035 per share to an officer and various consultants of the Company as payment for services performed. Of the common shares issued, 5,713 shares were issued to consultants and vested upon completion of services performed. The remaining 114,284 shares were issued to an officer of and a consultant to the Company with the following vesting terms: (a) 38,094 shares vested upon execution of the restricted stock purchase agreements; and (b) 76,190 shares vested over a four-year period. The Company had the option to repurchase, at the original issue price, all unvested shares in the event of termination of service to the Company. The Company accounted for the 119,997 shares as variable under the provisions of EITF 96-18 and recognized noncash stock-based compensation expense over the vesting periods. Unvested shares were revalued as they vested in accordance with SFAS No. 123 and EITF 96-18 using the Black-Scholes model. In March 2001, the Company accelerated the vesting with respect to certain shares to be fully vested as of that date and recorded approximately $15,000 in expense associated with the acceleration.

In December 1998, the Company issued 514,285 shares of common stock at the fair value of $0.035 per share in exchange for a technology license agreement.

In March 1999, the Company issued 142,855 shares of common stock at the fair value of $0.175 per share to a member of the Board of Directors, who was also an officer of and a consultant to the Company, in exchange for a stockholder note. The shares vested under the following terms: (a) 35,714 shares vested upon the first anniversary of execution of the restricted stock purchase agreement (the "Agreement"); and (b) 107,141 shares vested over a three-year period beginning after the first anniversary date of the Agreement. The Company had the option to repurchase, at the original issue price, all unvested shares in the event of termination of service. If service to the Company was continuous for four years from the date of execution of the Agreement, then the Company would forgive the balance owed under the stockholder note. The Company accounted for the 142,855 shares as variable under the provisions of EITF 96-18. In March 2003, the principal balance of the note and all accrued interest was forgiven by the Company.

In March and August 2000, the Company issued an aggregate of 257,140 shares of common stock at the fair value of $0.175 per share under certain technology license agreements. Of the 257,140 shares issued, 114,285 shares were immediately vested upon issuance, while 142,855 shares vested 40% upon the effective date of the technology license agreement with the remaining shares vesting upon the earlier of dates ranging from 2005 through 2008 or certain milestones. Upon termination of the license agreement in September 2002, all shares became fully vested.

In January 2001, the Company issued 164,284 shares of common stock at the fair value of $0.175 per share pursuant to a technology license agreement (see Note 5). Under the terms of the agreement, 71,428 shares vested immediately, while the remaining 92,856 shares vest upon the earlier of dates ranging from 2004 through 2006 or certain milestones.

Convertible Preferred Stock

Series A Preferred Stock

In December 1996, the Company issued all 620,000 authorized shares of its series A convertible preferred stock to the stockholders of Prometheus Laboratories, Inc. at $0.01 per share in conjunction with the spin-off and formation of the Company. Dividends are payable at a rate of $0.005 per share whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2002 and 2003, no dividends have been declared.

Series B Preferred Stock

In December 1998, the Company converted a $232,000 short-term loan into 580,000 shares of series B convertible preferred stock at $0.40 per share.

In December 1998, the Company issued 4,696,000 shares of series B convertible preferred stock at $1.00 per share for net proceeds of approximately $4,629,000 after deducting issuance costs of approximately $67,000. The Company received the proceeds from the issuance of series B convertible preferred stock in January 1999.

Dividends are payable at a rate of $0.08 per share on the series B convertible preferred stock whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2002 and 2003, no dividends have been declared.

Series C Preferred Stock

In February 2001, the Company issued 13,034,166 shares of series C convertible preferred stock at $2.43 per share for net proceeds received in February and March 2001 of approximately $31,600,000, after deducting issuance costs of approximately $113,000. In conjunction with the Company's private placement of series C convertible preferred stock, the Company converted $1,540,000 principal amount and associated accrued interest due of approximately $24,000 under subordinated convertible notes into 643,586 shares of series C convertible preferred stock.

Dividends are payable at a rate of $0.1944 per share whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2002 and 2003, no dividends have been declared.

Conversion

The series A, series B and series C convertible preferred stock are convertible at the option of the holder into the number of shares of the Company's common stock that results from dividing the stated prices of $0.10, $1.00 and $2.43, respectively, by the conversion prices in effect at the time of conversion. In connection with the Company's private placement of series D redeemable convertible preferred stock in April 2003, the conversion prices for the series A, series B and series C convertible preferred stock were set at $0.10, $1.00 and $1.7253, respectively, subject to certain adjustments including adjustments for stock splits or specified dilutive issuances. Upon the effectuation of the 1-for-3.5 reverse stock split (see Note 14), the conversion prices for the series A, series B and series C convertible preferred stock were adjusted to $0.35, $3.50 and $6.0386, respectively. The series A, series B and series C convertible preferred stock will convert automatically upon the closing of a qualified public offering. A qualified public offering is defined as an underwritten public offering of the Company's common stock at a price of not less than $17.57 per share (subject to adjustment for stock splits), which results in the Company receiving gross proceeds of at least $50,000,000. The series A, series B and series C preferred stock may also be converted upon the vote of the holders of at least 50% of the series A, series B and series C preferred stock, voting together as a separate class, and at least 66⅔% of the series D preferred stock, voting as a separate class.

Voting

In all matters submitted to the vote of stockholders of the Company, the holder of each share of series A, series B and series C convertible preferred stock shall have the right to one vote for each share of common stock into which such shares of preferred stock could be converted.

Liquidation

The holders of series A, series B and series C convertible preferred stock are entitled to receive, before any amount shall be paid to the holders of common stock, an amount equal to $0.10, $1.00 and $2.43 for each outstanding share of stock, respectively. After all preferential payments to the holders of all series of preferred stock, the holders of the series B and series C convertible preferred stock are also entitled to a pro rata distributive share of any remaining assets on an "as if fully converted" basis with the holders of the series D and common stock until the holders of the series B and series C convertible preferred stock have received an aggregate amount per share equal to four times the respective stated prices.

Stock Option Plans

In October 1998, the Company adopted the Santarus, Inc. 1998 Stock Option Plan (the "Plan") for the benefit of its eligible employees, consultants, and independent directors. The Plan initially authorized the Company to issue options to purchase up to 285,714 shares of its common stock. In August 2000, February 2001, January 2002 and April 2003, the Plan was amended to authorize the Company to issue options to purchase up to 457,142, 1,071,428, 1,314,285 and 4,171,428 shares of its common stock, respectively. Under the terms of the Plan, nonqualified and incentive options may be granted at prices not less than 85% and 100% of the fair value on the date of grant, respectively. Options are immediately exercisable and generally vest over periods ranging from one to five years and expire ten years from the date of grant. Unvested common shares obtained upon early exercise of options are subject to repurchase by the Company at the original issue price. At December 31, 2002 and 2003, 236,109 and 237,963 shares issued from the early exercise of unvested options were subject to repurchase by the Company, respectively.

A summary of stock option activity is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2000	395,057	0.18
Granted	646,570	0.85
Exercised	(260,765)	0.20
Cancelled	(1,437)	0.70
Outstanding at December 31, 2001	779,425	0.72
Granted	246,699	1.43
Exercised	(327,494)	0.74
Cancelled	(11,004)	1.12
Outstanding at December 31, 2002	687,626	0.96
Granted	2,130,645	1.59
Exercised	(416,491)	0.89
Cancelled	(39,023)	1.81
Outstanding at December 31, 2003	2,362,757	1.52

A summary of stock options outstanding as of December 31, 2003 is as follows:

Exercise Prices	Options Outstanding	Weighted-Average Remaining Life in Years	Weighted-Average Exercise Price
$0.70-$1.05	1,673,169	9.0	$0.88
$1.225-$1.75	128,597	9.9	1.68
$2.10	40,212	8.5	2.10
$3.50	520,779	10.0	3.50
	2,362,757		

As of December 31, 2002 and 2003, respectively, all options outstanding are exercisable, and 37,249 and 802,770 shares remain available for future grant under the Plan.

In connection with the granting of employee stock options during 2003, the Company recorded deferred compensation of approximately $10,513,000, representing the difference between the exercise price and the fair value of the Company's common stock on the date of grant. Deferred compensation is being amortized over the vesting period of the options resulting in stock-based compensation expense of approximately $1,866,000 for the year ended December 31, 2003.

For the years ended December 31, 2001, 2002 and 2003, the Company granted a total of 141,425, 4,998 and 4,998, respectively, in stock options to certain consultants.

Shares Reserved for Future Issuance

Common stock reserved for future issuance at December 31, 2002 and 2003 are as follows:

	December 31, 2002	December 31, 2003
Conversion of redeemable convertible and convertible preferred stock	5,599,476	19,740,759
Stock options issued and outstanding	687,626	2,362,757
Authorized for future option grants	37,249	802,770
Stock warrants	80,025	80,738
	6,404,376	22,987,024

11. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the 401(k) plan. However, through December 31, 2003, no such contributions have been made.

12. Income Taxes

Significant components of the Company's net deferred tax assets as of December 31, 2002 and 2003 are shown below. A valuation allowance has been recognized as realization of such assets is uncertain. The valuation allowance changed by $4,209,000, $5,933,000 and $9,097,000 in 2001, 2002 and 2003, respectively, primarily due to operating loss carryforwards and research and development tax credits for which management does not believe the benefit is more likely than not of being realized.

	December 31,	
	2002	2003
Deferred tax assets:		
Net operating loss carryforwards	$ 9,735,000	$16,548,000
Research and development credits	1,644,000	2,472,000
Capitalized research and development	1,098,000	1,732,000
Other, net	96,000	918,000
Total deferred tax assets	12,573,000	21,670,000
Valuation allowance	(12,573,000)	(21,670,000)
Net deferred tax assets	$ —	$ —

As of December 31, 2003, the Company has federal and state tax net operating loss carryforwards of approximately $44,972,000 and $21,891,000 respectively. The federal and state tax loss carryforwards will begin expiring in 2012 and 2007, respectively, unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of approximately $2,055,000 and $641,000, respectively. The federal research and development credit will begin to expire in 2019 unless previously utilized. The California research and development credits do not expire.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% has occurred within a three-year period.

13. Related Party Transactions

The Chairman of the Board of Directors ("the Chairman"), who was also an officer of and a consultant to the Company, is a general partner of a venture capital firm, which owns an equity interest in the Company. In March 1999, he received 142,855 shares of the Company's common stock for a $25,000 note (see Note 10). In 2000 and 2001, he received options to purchase 112,856 and 135,713 shares of the Company's common stock, respectively. In January 2002, he exercised options to purchase 108,571 shares of the Company's common stock for a $94,000 full recourse note bearing interest of 6% per annum. The principal balance of the note and all accrued interest was forgiven by the Company in 2002.

In 2001, the Company paid the venture capital firm approximately $168,000 as compensation for its services. In 2002 and 2003, the Company paid the Chairman approximately $112,000 and $76,000, respectively, for his consulting services.

In 2000 and 2001, the Company issued short-term subordinated convertible notes and warrants to purchase shares of the Company's preferred stock to certain board members and principal stockholders of the Company (see Note 6).

14. Subsequent Event

In February 2004, the Company's stockholders approved the following:

- Upon the effectiveness of the Company's anticipated initial public offering, a reserve of 3,500,000 shares of common stock for the 2004 equity incentive award plan;
- Upon the effectiveness of the Company's anticipated initial public offering, a reserve of 400,000 shares of common stock for a new employee stock purchase plan; and
- Upon the effectiveness of the Company's anticipated initial public offering, the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock.

In March 2004, the Company's stockholders approved a 1-for-3.5 reverse stock split of the outstanding common stock. The accompanying financial statements give retroactive effect to the 1-for-3.5 reverse stock split for all periods presented.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

NASDAQ National Market

As of May 31, 2004, there were 29,274,284 shares of our common stock outstanding held by approximately 120 holders of record. Our common stock has been quoted and traded on the Nasdaq National Market under the symbol "SNTS" since April 1, 2004. Our common stock was not quoted or publicly traded in the fiscal year ended December 31, 2003. On June 22, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $15.53.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business and do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

MANAGEMENT

Executive Officers, Senior Management, Directors and Nominee for Director

The following table sets forth certain information concerning our executive officers, senior management, directors and nominee for director as of May 31, 2004:

Name	Age	Position
Gerald T. Proehl	45	President, Chief Executive Officer and Director
Debra P. Crawford	46	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
William C. Denby, III	49	Senior Vice President, Commercial Operations
Warren E. Hall	51	Senior Vice President, Manufacturing and Product Development
Bonnie Hepburn, M.D.	63	Senior Vice President, Drug Development and Chief Medical Officer
Julie A. DeMeules	51	Vice President, Human Resources
E. David Ballard II, M.D.	48	Vice President, Clinical Research
Carey J. Fox	35	Vice President, Legal Affairs
Jonathan M. Hee	45	Vice President, Commercial Affairs
Thomas J. Joyce	44	Vice President, Marketing and National Accounts
C. Christine Simmons, Pharm.D	46	Vice President, Regulatory Affairs and Quality Assurance
David F. Hale(1)(2)	55	Chairman of the Board of Directors
Rodney A. Ferguson, J.D., Ph.D.(3)	47	Director
Maxine Gowen, Ph.D.(1)	46	Director
Michael E. Herman(1)(2)	63	Director
Arthur J. Klausner(2)(3)	44	Director
Frederik Vincent van der Have(2)(3)	53	Director
Daniel D. Burgess	42	Nominee for Director at the 2004 Annual Meeting of Stockholders to be held July 27, 2004

(1) Member of the compensation committee.

(2) Member of the audit committee.

(3) Member of the nominating/corporate governance committee.

Gerald T. Proehl has served as our President and Chief Executive Officer and as a director since January 2002. From March 2000 through December 2001, Mr. Proehl was our President and Chief Operating Officer. From April 1999 to March 2000, Mr. Proehl was our Vice President, Marketing and Business Development. Prior to joining Santarus, Mr. Proehl was with Hoechst Marion Roussel, Inc., a global pharmaceutical company, for 14 years, where he served in various capacities in multiple therapeutic areas including gastrointestinal, cardiovascular, wound care and central nervous system, and from March 1997 to April 1999 served as Vice President of Global Marketing. While at Hoechst Marion Roussel, Mr. Proehl oversaw the co-promotion of Prilosec® by Hoechst Marion Roussel and Astra Merck Inc. and was responsible for marketing Carafate® and Pentasa®. Mr. Proehl has served as a director of Depomed, Inc. since May 2004. Mr. Proehl holds a B.S. in education from the State University of New York at Cortland, an M.A. in exercise physiology from Wake Forest University and an M.B.A. from Rockhurst College.

Debra P. Crawford joined Santarus in November 2000 as Vice President, Chief Financial Officer, Treasurer and Secretary and was promoted to Senior Vice President, Chief Financial Officer, Treasurer and Secretary in December 2003. Prior to joining Santarus, Ms. Crawford served as Vice President, Chief

Financial Officer and Treasurer from July 1998 to May 2000 for Women First HealthCare, Inc., a specialty healthcare company. Ms. Crawford was also Assistant Secretary of Women First from July 1998 to February 1999 and Secretary from March 1999 to May 2000. From May 2000 to October 2000 and from March 1997 to August 1998, Ms. Crawford was self-employed and provided financial consulting services in the area of corporate development and in the capacity of acting chief financial officer. Ms. Crawford also served as Chief Financial Officer, Vice President of Finance and Administration and Treasurer of IVAC Holdings, Inc. from January 1996 to December 1996 and of IVAC Medical Systems, Inc., a medical device company, from January 1995 to December 1996. From September 1981 to December 1994 Ms. Crawford served in various financial positions within companies of the medical device division of Eli Lilly & Company. Ms. Crawford is a certified public accountant and holds a B.S. in business administration from San Diego State University.

William C. Denby, III joined Santarus in February 2002 as Senior Vice President, Commercial Operations. Prior to joining Santarus, from October 2001 to February 2002, Mr. Denby served as Senior Vice President of Commercial Operations of Agouron Pharmaceuticals, Inc., a provider of HIV and other specialty pharmaceutical products that was acquired by Pfizer Inc. From June 1997 to October 2001, Mr. Denby served as Senior Vice President and Vice President of Sales and Marketing for Agouron. From January 1995 to June 1997, Mr. Denby served as Senior Director of Sales and Marketing and Senior Director, Commercial and Marketing Affairs for Agouron. Prior to that, Mr. Denby was at Marion Laboratories for 18 years, holding various positions in corporate finance, strategic planning, and sales and marketing. While at Marion Laboratories, Mr. Denby was responsible for promoting a diverse product line which included brands such as Cardizem®, Nicorette® and the duodenal ulcer drug Carafate, and he helped secure managed care formulary acceptance for these products. Mr. Denby holds a B.A. in English from the State University of New York at Fredonia and an M.B.A. from Rockhurst College.

Warren E. Hall joined Santarus in July 2001 as Vice President, Manufacturing and Product Development and was promoted to Senior Vice President, Manufacturing and Product Development in December 2003. Prior to joining us, Mr. Hall served as Senior Director of Development from July 2000 to July 2001 at Dura Pharmaceuticals, a specialty pharmaceutical company that was acquired by Elan Corporation, plc, a pharmaceutical company. Mr. Hall served as Senior Director of Program Management for the pulmonary group at Dura from February 1999 to July 2000, and as Senior Director of Manufacturing from July 1998 to February 1999. From November 1995 to June 1998, Mr. Hall served as Director of Manufacturing Operations at Cell Therapeutics, Inc., a cancer treatment company. Prior to Cell Therapeutics, Mr. Hall was with Mallinckrodt, Inc., a pharmaceutical and specialty chemical company, for 17 years, serving in various capacities, most recently as Director of Worldwide Manufacturing. Mr. Hall holds a B.A. in chemistry and biology from Greenville College and an M.S. in organic chemistry from Southern Illinois University.

Bonnie Hepburn, M.D. has served as our Vice President, Drug Development since January 2001 and as our Chief Medical Officer since October 1998, working part-time for us between October 1998 and February 2001. Dr. Hepburn was promoted to Senior Vice President, Drug Development in December 2003. Prior to joining the company, Dr. Hepburn was Vice President of Clinical Development at La Jolla Pharmaceutical Company from April 1996 to March 2000, where she was responsible for clinical research, toxicology and regulatory affairs. Prior to that, Dr. Hepburn was Director of Immunology Clinical Research at Centocor, Inc., a healthcare company, from 1994 to 1995. From 1987 to 1994, Dr. Hepburn held various positions at Ciba-Geigy Pharmaceuticals Division of Novartis AG, a pharmaceutical company, including Head of Inflammation, Bone and Allergy Clinical Research, Executive Director of Anti-inflammatory Research and Director of Regulatory Affairs. Since November 1997, Dr. Hepburn has held an unsalaried position of Clinical Professor in the Department of Medicine at the University of California, San Diego. In addition, from 1980 to 1983, Dr. Hepburn served as a member and in 1983 as the chairman of the FDA arthritis advisory committee. Dr. Hepburn holds a B.A. in zoology and physiology from Wellesley College and an M.D. from the University of Pennsylvania School of Medicine.

Julie A. DeMeules joined Santarus in January 2004 as Vice President, Human Resources. From January 2000 to November 2003, Ms. DeMeules served as Vice President, Human Resources at Quidel Corporation, a manufacturer and distributor of medical diagnostic products. From February 1991 to January 2000, Ms. DeMeules was employed with Advanced Tissue Sciences, a biotechnology company, most recently serving as Vice President, Human Resources. Prior to joining Advanced Tissue Sciences, Ms. DeMeules served as Director of Human Resources at Square D Corporation, a provider of electrical products from June 1990 to February 1991. Prior to joining Square D Corporation, Ms. DeMeules served for several years as Vice President of Human Resources of Signet Armorlite, Inc., a manufacturer and distributor of ophthalmic lenses and supplies. Ms. DeMeules holds a B.A. in business administration from the University of San Diego and an M.B.A. from San Diego State University.

E. David Ballard II, M.D. joined Santarus in March 2004 as Vice President, Clinical Research. From March 2000 to February 2004, Dr. Ballard served in various positions at TAP Pharmaceutical Products Inc., a pharmaceutical company, most recently serving as Therapeutic Area Head, Gastroenterology and Internal Medicine. From July 1997 to March 2000, Dr. Ballard was a Medical Director at Abbott Laboratories, a pharmaceutical company. Dr. Ballard holds a B.S. in biology from Morehouse College and an M.D. from the Medical College of Ohio. Dr. Ballard is also certified as a gastroenterologist by the American Board of Internal Medicine.

Carey J. Fox has served as Vice President, Legal Affairs since May 2004 and as Senior Director, Legal Affairs since March 2002. Prior to joining Santarus, Ms. Fox served as Director, Legal Affairs for Elan Pharmaceuticals, Inc., a pharmaceutical company, from January 2002 to March 2002. Prior to joining Elan, Ms. Fox was associated with the law firm of Brobeck, Phleger & Harrison LLP from May 1998 to December 2001 and with the law firm of Fennemore Craig from January 1996 to May 1998, where she represented a variety of clients in general corporate and securities law matters. Ms. Fox is a member of the State Bar of California and holds a B.A. in social ecology from the University of California, Irvine and a J.D. from Arizona State University.

Jonathan M. Hee joined Santarus in January 2004 as Vice President, Commercial Affairs. From October 2000 to December 2003, Mr. Hee served as Vice President, Sales and Marketing Services at Agouron Pharmaceuticals, Inc., a provider of HIV and other specialty pharmaceutical products that was acquired by Pfizer, Inc. From October 1996 to October 2000, Mr. Hee served as Director and Senior Director, Sales and Marketing Services for Agouron. Mr. Hee was a Senior Manager of Segment Marketing for Agouron from November 1995 to October 1996. Prior to joining Agouron, Mr. Hee was with Gensia Inc., a cardiovascular and multi-source injectable drug company, where he held various management roles including Associate Director positions in marketing and market planning. Mr. Hee holds a B.S. in chemical engineering from Stanford University and an M.B.A. from Harvard University.

Thomas J. Joyce joined Santarus in January 2004 as Vice President, Marketing and National Accounts. From April 2002 to January 2004, Mr. Joyce served as Senior Director, Marketing at Neurocrine Biosciences, Inc., a drug discovery and development company. From July 1999 to March 2002, Mr. Joyce served as Senior Director, Global Marketing Planning of Agouron Pharmaceuticals, Inc., a provider of HIV and other specialty pharmaceutical products that was acquired by Pfizer, Inc. From September 1997 to June 1999 and from May 1996 to August 1997, Mr. Joyce served as Associate Director of Corporate Development and Senior Market Manager, respectively, of Agouron. Prior to joining Agouron, Mr. Joyce held various sales and sales management positions at Hoechst Marion Roussel. Mr. Joyce holds a B.A. in psychology from the University of Dayton.

C. Christine Simmons, Pharm.D. joined Santarus in November 2001 as Vice President, Regulatory Affairs and Quality Assurance. From October 1994 to October 2001, Dr. Simmons was at Bausch & Lomb Incorporated, a pharmaceutical and medical device company, serving as Global Vice President of Drug Regulatory Affairs from November 1997. From April 1991 to October 1994, Dr. Simmons held Assistant Director and Associate Director positions with regulatory responsibility with Bayer AG, a pharmaceutical company, and from 1987 to 1991 served as a Regulatory Affairs Associate and Senior Regulatory Affairs Associate with Mallinckrodt Medical, Inc. Dr. Simmons holds a Doctor of Pharmacy degree from the University of Nebraska.

David F. Hale has been Chairman since February 2004 and has served as a member of our board of directors since June 2000. Since October 2000, Mr. Hale has served as President and Chief Executive Officer and since December 2000 as a director of CancerVax Corporation, a biotechnology company specializing in the treatment and control of cancer. Prior to joining CancerVax Corporation, Mr. Hale served as President and Chief Executive Officer and a director of Women First HealthCare, Inc., a specialty healthcare company, from January 1998 to May 2000. From May 1987 to October 1997, he served as Chairman, President and Chief Executive Officer of Gensia Sicor Inc., formerly Gensia Inc., a specialty pharmaceutical company and from February 1987 to September 1994 served as Chairman of Viagene, Inc., a biotechnology company. Mr. Hale joined Hybritech, Incorporated, a biotechnology company, in 1982 and served as President and a Director until May 1987. Mr. Hale has served as a director of Metabasis Therapeutics, Inc. since April 1997. Mr. Hale holds a B.A. in biology and chemistry from Jacksonville State University.

Rodney A. Ferguson, J.D., Ph.D. has served as a member of our board of directors since February 2001. Dr. Ferguson has been a Partner at JPMorgan Partners, the private equity group of JPMorgan Chase & Co., a financial services company, since January 2001. From July 1999 to December 2000, Dr. Ferguson was a Partner at InterWest Partners, a venture capital company, focusing on medical technology companies, and from June 1988 to July 1999 he served in various positions at Genentech, Inc., a biotechnology company, including Senior Corporate Counsel and Senior Director of Business Development. Dr. Ferguson has served as a director of Corgentech Inc. since November 2000 and as Chairman of the Board since August 2002. Dr. Ferguson holds a B.S. in biochemistry from the University of Illinois, a Ph.D. in biochemistry from the State University of New York at Buffalo and a J.D. from Northwestern University.

Maxine Gowen, Ph.D. has served as a member of our board of directors since April 2003. Since July 2002, Dr. Gowen has been the President, a Trustee and Partner of S.R. One Limited, a venture capital firm and wholly-owned affiliate of GlaxoSmithKline, a healthcare company. From May 1992 to June 2002, Dr. Gowen served in various positions at GlaxoSmithKline and its predecessor SmithKline Beecham Pharmaceuticals, including Vice President of Genetics and Discovery Ventures at GlaxoSmithKline from September 2001 to June 2002, Vice President of Musculoskeletal Diseases Drug Discovery at GlaxoSmithKline from January 2001 to September 2001, and Group Director of Cellular Biochemistry at SmithKline Beecham Pharmaceuticals from May 1992 to December 2000. Prior to joining SmithKline Beecham she held a tenured Senior Lectureship in Pharmacology at the University of Bath, UK. She holds a B.Sc. from the University of Bristol, UK, a Ph.D. from the University of Sheffield, UK, and an M.B.A. from the Wharton School of Business, University of Pennsylvania.

Michael E. Herman has served as a member of our board of directors since September 2003. From January 1992 to December 2000, Mr. Herman was President of the Kansas City Royals Baseball Club. From January 1990 to December 1999, he was Chairman of the Finance and Investment Committee of the Kauffman Foundation and was its President from January 1985 to December 1990. From October 1974 to December 1990, Mr. Herman was the Executive Vice President and Chief Financial Officer of Marion Laboratories. Mr. Herman serves on the board of directors of Cerner Corporation, a health care information technology company, and also is a Trustee of Rensselaer Polytechnic Institute and the University of Chicago Graduate School of Business. Mr. Herman also served as a director of Janus Capital and Eloquent, Inc. until March 2003. Mr. Herman holds a B.S. in metallurgical engineering from Rensselaer Polytechnic Institute and an M.B.A. from the University of Chicago.

Arthur J. Klausner has served as a member of our board of directors since March 2001. From 1990 through February 2004, Mr. Klausner was with Domain Associates, L.L.C., a venture capital firm specializing in early-stage life sciences companies, serving as a General Partner from 1997 through February 2004. Previously, Mr. Klausner spent six years at *Bio/Technology* magazine (now *Nature Biotechnology*), where as Senior Editor he researched and prepared over 200 articles concerning scientific and business aspects of applied biology. Mr. Klausner holds a B.A. in biology from Princeton University and an M.B.A. from Stanford University Graduate School of Business.

Frederik Vincent van der Have has served as a member of our board of directors since May 2003. Since October 1998, Mr. van der Have has been a Partner with Life Science Partners, a venture capital firm investing in early stage life sciences companies, which he co-founded, and a Partner with Euroventures Benelux, a venture capital firm investing mainly in information technology, healthcare and biotechnology companies. In June 1998, he also co-founded a late stage venture capital fund for Ukraine with most of the funding provided by the European Bank for Reconstruction and Development in London. Mr. van der Have serves on several boards as a non-executive director and is a member of the board of the Dutch Venture Capital Association (NVP). Mr. van der Have holds an M.B.A. from Rotterdam School of Management.

Daniel D. Burgess is a nominee for election to our board of directors at our 2004 annual meeting of stockholders to be held July 27, 2004. Since August 1999, Mr. Burgess has been Chief Operating Officer and Chief Financial Officer of Hollis-Eden Pharmaceuticals, Inc. Mr. Burgess joined Hollis-Eden from Nanogen Inc., where he served as Vice President and Chief Financial Officer. Prior to joining Nanogen in 1998, Mr. Burgess spent ten years with Gensia Sicor, Inc. (acquired by Teva Pharmaceutical Industries Limited) and Gensia Automedics, Inc., a partially owned subsidiary of Gensia Sicor. He served as President and a director of Gensia Automedics, where he was responsible for all functional areas of this medical products company. In addition, he was Vice President and Chief Financial Officer of Gensia Sicor, where he was responsible for finance, investor relations, business development and other administrative functions. Prior to joining Gensia, Mr. Burgess held positions at Castle & Cooke, Inc. and Smith Barney, Harris Upham and Company. Mr. Burgess has served as a director of Metabasis Therapeutics, Inc. since March 2004. He received a degree in economics from Stanford University and an M.B.A. from Harvard Business School.

ADDITIONAL INFORMATION

Corporate Offices
10590 West Ocean Air Drive, Suite 200
San Diego, California 92130
(858) 314-5700

Stock Exchange Listing
Nasdaq National Market
Stock Symbol: SNTS

Annual Meeting
Tuesday, July 27, 2004 at 11:00 a.m.
Doubletree Hotel Del Mar
11915 El Camino Real
San Diego, California 92130

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
(718) 921-8287

Independent Registered Public Accounting Firm
Ernst & Young LLP
501 West Broadway
San Diego, California 92101

Santarus' annual report and any quarterly reports will be provided free of charge upon written request to Investor Relations, Santarus, Inc., 10590 West Ocean Air Drive, Suite 200, San Diego, California 92130. Internet users can access Santarus' web site at *http://www.santarus.com.*